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As filed with the U.S. Securities and Exchange Commission on May 17, 2005

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-6
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
For Depositary Shares Evidenced by American Depositary Receipts

TELEFONOS DE MEXICO, S.A. DE C.V.
(Exact name of issuer of deposited securities as specified in its charter)

Telephones of Mexico
(Translation of issuer's name into English)

United Mexican States
(Jurisdiction of incorporation or organization of issuer)

JPMORGAN CHASE BANK, N.A.
(Exact name of depositary as specified in its charter)

4 New York Plaza, New York, NY 10004
Telephone (212) 623-0636
(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

CT Corporation System
111 Eighth Avenue, 13th Floor
New York, New York 10011
(212) 894-8940
(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Scott A. Ziegler, Esq. Ziegler, Ziegler & Associates LLP 570 Lexington Avenue, 44th Floor New York, New York 10022 United States of America Tel: (212) 319-7600	Nicolas Grabar, Esq. Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York, New York 10006 United States of America Tel: (212) 225-2000

It is proposed that this filing become effective under Rule 466

                ☒    immediately upon filing

                ☐    on (Date) at (Time)

        If a separate registration statement has been filed to register the deposited shares, check the following box.     ☐

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit(1)	Proposed maximum aggregate offering price(2)	Amount of registration fee

American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing 20 Series L Shares of Telefonos de Mexico, S.A. de C.V.	1,000,000,000	$0.05	$50,000,000	$5885.00

(1)
Each unit represents one American Depositary Share.

(2)
Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of such Receipts evidencing such American Depositary Shares.

PART I
INFORMATION REQUIRED IN PROSPECTUS

        The Prospectus consists of the proposed form of American Depositary Receipt ("ADR" or "American Depositary Receipt") filed as Exhibit (a)(2) to this Registration Statement, which is incorporated herein by reference.

CROSS REFERENCE SHEET

Item 1.    DESCRIPTION OF SECURITIES TO BE REGISTERED

	Item Number and Caption		Location in Form of ADR Filed Herewith as Prospectus
1.	Name of depositary and address of its principal executive office		Face, introductory paragraph and final sentence on face.
2.	Title of ADR and identity of deposited securities		Face, top center and introductory paragraph
Terms of Deposit
	(i)	The amount of deposited securities represented by one unit of ADRs	Face, upper right corner and introductory paragraph
	(ii)	The procedure for voting, if any, the deposited securities	Reverse, paragraph (14)
	(iii)	The procedure for collection and distribution of dividends	Face, paragraphs (4), (5) and (8); Reverse, paragraph (12)
	(iv)	The procedure for transmission of notices, reports and proxy soliciting material	Reverse, paragraphs (13), (14) and (16)
	(v)	The sale or exercise of rights	Face, paragraphs (4) and (5); Reverse, paragraph (12)
	(vi)	The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Face, paragraphs (4) and (5); Reverse, paragraphs (12) and (15)
	(vii)	Amendment, extension or termination of the deposit agreement and (21) (no provision for extension)	Reverse, paragraphs (20)
	(viii)	Rights of holders of ADRs to inspect the transfer books of the Depositary and the lists of holders of ADRs	Reverse, paragraph (16)
	(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Face, paragraphs (2), (3), (4) and (5)
	(x)	Limitation upon the liability of the Depositary	Reverse, paragraph (18)
3.	Description of all fees and charges that may be imposed directly or indirectly against the holders of ADRs		Face, paragraph (8)

Item 2.    AVAILABLE INFORMATION

	Item Number and Caption	Location in Form of ADR Filed Herewith as Prospectus
2(b)
	Statement that the foreign issuer is subject to the periodic reporting requirements of the Securities Exchange Act of 1934 and, accordingly, files certain reports with the Securities and Exchange Commission and that such reports can be inspected by holders of ADRs and copied at public reference facilities maintained by the Commission in Washington, D.C.	Face, paragraph (11)

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.    EXHIBITS

(a)(1)	Deposit Agreement. Deposit Agreement dated as of May 1, 1991, as amended and restated by Amendment no. 1 thereto dated as of May 1, 1992 among Teléfonos de México, S.A. de C.V., JPMorgan Chase Bank, N.A. (fka Morgan Guaranty Trust Company of New York), as depositary (the "Depositary"), and all holders from time to time of ADRs issued thereunder (as so amended, the "Deposit Agreement"). Previously filed as an Exhibit to Registration Statement No. 333-11362 and is incorporated herein by reference.
(a)(2)	Form of ADR. Filed herewith as Exhibit (a)(2)
(b)
Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. Not Applicable.
(c)	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. Not Applicable.
(d)	Opinion of Ziegler, Ziegler & Associates LLP, counsel to the Depositary, as to the legality of the securities being registered. Filed herewith as Exhibit (d).
(e)	Certification under Rule 466. Filed herewith as Exhibit (e).

Item 4.    UNDERTAKINGS

(a)	The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.
(b)
If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an American Depositary Receipt thirty days before any change in the fee schedule.

SIGNATURE

        Pursuant to the requirements of the Securities Act of 1933, as amended, JPMorgan Chase Bank, N.A., on behalf of the legal entity created by the Deposit Agreement, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, State of New York, on May 16, 2005.

By:	JPMORGAN CHASE BANK, N.A., as Depositary
By:	/s/ JOSEPH M. LEINHAUSER Name: Joseph M. Leinhauser Title: Vice President

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, Teléfonos de México, S.A. de C.V. certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, on May 16, 2005.

TELÉFONOS DE MÉXICO, S.A. DE C.V.
By:	/s/ ADOLFO CEREZO PÉREZ Name: Adolfo Cerezo Pérez Title: Chief Financial and Accounting Officer

        KNOW ALL PERSONS BY THESE PRESENT, that each person whose signature appears below hereby constitutes and appoints Adolfo Cerezo Pérez and José Manuel Camacho, severally and individually, and each of them (with full power to each of them to act alone) his/her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him/her and in his/her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) and supplements to this registration statement on Form F-6, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto each said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he/she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of their or his substitute or substitutes, may lawfully do or cause to be done by virtue thereof.

        Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form F-6 has been signed by the following persons in the capacities indicated as of May 16, 2005.

Name	Title

Carlos Slim Helú	Honorary Chairman for Life
/s/ CARLOS SLIM DOMIT Carlos Slim Domit	Chairman
/s/ JAIME CHICO PARDO Jaime Chico Pardo	Chief Executive Officer and Vice Chairman
/s/ JUAN ANTONIO PÉREZ SIMÓN Juan Antonio Pérez Simón	Vice Chairman
Emilio Azcárraga Jean	Director
Antonio Cosío Ariño	Director
/s/ LAURA DIEZ BARROSO DE LAVIADA Laura Diez Barroso de Laviada	Director
/s/ AMPARO ESPINOSA RUGARCÍA Amparo Espinosa Rugarcía	Director
/s/ ÉLMER FRANCO MACÍAS Élmer Franco Macías	Director

/s/ ÁNGEL LOSADA MORENO Ángel Losada Moreno	Director
Rómulo O'Farrill Jr.	Director
/s/ FERNANDO SENDEROS MESTRE Fernando Senderos Mestre	Director
/s/ MARCO ANTONIO SLIM DOMIT Marco Antonio Slim Domit	Director
/s/ RAYFORD WILKINS, JR. Rayford Wilkins, Jr.	Director
/s/ RICHARD P. RESNICK Richard P. Resnick	Director
/s/ ROBERT L. HENRICHS Robert L. Henrichs	Director
/s/ RAFAEL KALACH MIZRAHI Rafael Kalach Mizrahi	Director
/s/ RICARDO MARTÍN BRINGAS Ricardo Martín Bringas	Director
/s/ ADOLFO CEREZO PÉREZ Adolfo Cerezo Pérez	Chief Financial and Accounting Officer
/s/ DONALD J. PUGLISI Donald J. Puglisi	Authorized Representative in the United States

INDEX TO EXHIBITS

Exhibit Number		Sequentially Numbered Page
(a)(2)	Form of ADR
(d)	Opinion of Counsel
(e)	Rule 466 Certification

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PART I INFORMATION REQUIRED IN PROSPECTUS
CROSS REFERENCE SHEET
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
SIGNATURE
SIGNATURES
INDEX TO EXHIBITS